Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
The following table sets forth our ratio of earnings to fixed charges and of earnings to combined fixed charges and preferred share dividends for each of the periods indicated:

	Fiscal Years Ended December 31,
	2016(2)	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges(1)	0.01x	4.16x	7.01x	8.19x	13.46x
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends(1)	0.01x	4.16x	7.01x	8.19x	13.46x

(1)	Fixed charges consist of interest expense for the fiscal years ended December 31, 2016, 2015, 2014, 2013, and 2012.

(2)	For the year ended December 31, 2016 our earnings were insufficient to cover fixed charges at a 1:1 ratio by $16.1 million.
We computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. We computed the ratio of earnings to combined fixed charges and preferred share dividends by dividing earnings by the sum of fixed charges and dividends on outstanding preferred shares. In each case, earnings represent increase (decrease) in shareholders' equity resulting from operations plus fixed charges and preferred share dividends, if any. Fixed charges include interest expense. During the periods presented in the table above, no preferred shares were outstanding.